Exhibit 99.1

NYSE: FSM | TSX: FVI www.fortunasilver.com	NEWS RELEASE

Fortuna reports production of 2.1 million ounces of silver and 12,791 ounces of gold for the third quarter of 2020

Vancouver, October 14, 2020 – Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) reports production results for the third quarter of 2020 from its two operating mines in Latin America, the San Jose Mine in Mexico and the Caylloma Mine in Peru. The Company produced 2.1 million ounces of silver and 12,791 ounces of gold, plus base metal by-products. Silver and gold production for the first nine months of 2020 totaled 5.2 million ounces and 29,992 ounces, respectively. At the beginning of the second quarter of 2020, the Company withdrew its production and cost guidance for 2020 until further notice, due to the uncertainties related to the impact caused by COVID-19 constraints on the Company’s business and operations (refer to Fortuna news release dated April 2, 2020).

Third Quarter Production Highlights

•	Silver production of 2,127,746 ounces; 10 percent increase over Q3 2019
•	Gold production of 12,791 ounces; 12 percent increase over Q3 2019
•	Lead production of 6,702,053 pounds; 6 percent decrease over Q3 2019
•	Zinc production of 10,313,225 pounds; 10 percent decrease over Q3 2019
•	Cash cost[1] for San Jose is US$67.6/t
•	Cash cost[1] for Caylloma is US$82.6/t

Consolidated Operating Highlights

	Third Quarter 2020				Third Quarter 2019
	Caylloma, Peru	San Jose, Mexico	Lindero, Argentina	Consolidated	Caylloma, Peru	San Jose, Mexico	Lindero, Argentina	Consolidated
PROCESSED ORE
Tonnes milled	107,002	255,226	-	-	134,338	267,998	-	-
Average tpd milled	1,189	2,934	-	-	1,493	3,045	-	-
Ore placed on pad² (t)	-	-	675,000	-	-	-	Nil	Nil
SILVER[3]
Grade (g/t)	74	254	-	-	64	219	-	-
Recovery (%)	83.06	91.87	-	-	82.42	90.72	-	-
Production (oz)	210,206	1,917,540	-	2,127,746	228,168	1,709,125	-	1,937,293
GOLD
Grade (g/t)	0.60	1.52	0.83	-	0.25	1.40	-	-
Gold placed on pad² (oz)	-	-	17,980	-	-	-	-	-
Recovery (%)	65.96	91.66	-	-	46.61	90.56	-	-
Production (oz)	1,366	11,425	-	12,791	494	10,942	-	11,436
LEAD
Grade (%)	3.15	-	-	-	2.68	-	-	-
Recovery (%)	90.17	-	-	-	90.16	-	-	-
Production (lbs)	6,702,053	-	-	6,702,053	7,157,229	-	-	7,157,229
ZINC
Grade (%)	4.93	-	-	-	4.35	-	-	-
Recovery (%)	88.59	-	-	-	89.38	-	-	-
Production (lbs)	10,313,225	-	-	10,313,225	11,517,861	-	-	11,517,861

Notes:

1.	Preliminary estimates of cash operating costs per tonne are subject to modification on final cost consolidation
2.	Lindero tonnes and gold grade are estimated using grade control sampling of blast holes
3.	Metallurgical recovery for silver and gold at the Caylloma Mine is calculated based on silver and gold content in lead concentrate
4.	Totals may not add due to rounding

San Jose Mine, Mexico

The San Jose Mine produced 1,917,540 ounces of silver and 11,425 ounces of gold in the third quarter of 2020 with average head grades for silver and gold of 254 g/t and 1.52 g/t, respectively. Silver and gold production for the first nine months of 2020 totaled 4.5 million ounces of silver and 27,710 ounces of gold.

Despite a minor decrease in mined tonnage, silver and gold production increased in the third quarter of 2020 compared to the same period in 2019 due to better grades encountered in the peripheral low-grade areas of the mine.

Caylloma Mine, Peru

In the third quarter of 2020, the Caylloma Mine produced 210,206 ounces of silver with an average head grade of 74 g/t. Silver production for the first nine months of 2020 totaled 704,190 ounces.

Gold production was 1,366 ounces with an average head grade of 0.60 g/t. The increase in production is due to higher head grades encountered in some of the production levels in the Animas vein. Gold production for the first nine months of 2020 totaled 2,282 ounces.

Lead and zinc production was 6,702,053 pounds and 10,313,225 pounds with average head grades for lead and zinc of 3.15% and 4.93%, respectively. Lead and zinc production was impacted in the quarter by a voluntary suspension of operations in July 2020 to disinfect and sanitize the mine site (refer to Fortuna news release dated July 28, 2020) and was partially offset by higher grades encountered in production stopes. Base metal production for the first nine months of 2020 totaled 33,111,227 pounds of zinc and 21,201,856 pounds of lead.

Lindero Project, Argentina

In the third quarter of 2020, a total of 675,000 tonnes of ore have been placed on the leach pad averaging 0.83 g/t gold, containing an estimated 17,980 ounces of gold. Average gold head grade of ore placed on the leach pad is below budget of 1.00 g/t to 1.10 g/t (refer to Fortuna news release dated May 8, 2020). The lower average head grade is due to COVID-19 related restrictions which delayed the start of mining activities and limited the access to high-grade ore from the pit and resulted in the shortfall being sourced from the medium grade stockpile.

The table below details material movements from the pit as estimated from the grade control model versus the Mineral Reserve block model for the third quarter of 2020. Reconciliation of the estimates indicate a good correlation with differences of less than five percent for all parameters. Management considers the result to be very encouraging when considering the variation in data density between the models.

Material	Parameter	Grade Control Model[1,3]	Mineral Reserve Model[2,3]	Difference
Mineral	Tonnes	1,147,000	1,130,000	1.5%
	Gold (g/t)	0.68	0.71	-4.2%
	Gold (oz)	25,200	25,900	-2.8%
Waste	Tonnes	633,000	630,000	0.4%

Notes:

1.	Grade control model numbers are based on estimates from blast holes
2.	Mineral Reserve model numbers are based on the Mineral Reserve estimates as of March 31, 2019 (refer to Fortuna news release dated April 4, 2019). See also the Technical Report entitled “Fortuna Silver Mines Inc.: Lindero Property, Salta Province, Argentina” with an effective date of October 31, 2017 prepared by Eric Chapman, Edwin Gutierrez, Geoff Allard and Denys Parra Murrugarra. The updated Mineral Reserve estimate does not materially change the information presented in the Technical Report.
3.	Based on a gold cut-off grade of 0.27 g/t

From the commencement of mining operations in September 2019 (see Fortuna news release dated September 13, 2019) to the end of the third quarter 2020, a total of 2.3 million tonnes of mineralized material averaging 0.61 g/t Au, containing 45,700 ounces of gold has been extracted from the pit. Of this amount, 1.6 million tonnes averaging 0.52 g/t Au, containing an estimated 27,500 ounces of gold has been stockpiled, with the remaining 682,000 tonnes averaging 0.83 g/t Au, containing 18,200 ounces sent to the crushers.

Commissioning of the ADR plant was completed according to plan. The carbon columns’ system is performing as per design capacity generating enriched carbon which is ready for the first gold pour in the upcoming days.

Quality Assurance & Quality Control

Grade control estimates are based on blast hole chip samples submitted to Lindero’s on-site laboratory for preparation and assaying for gold, using fire assay with an atomic absorption finish. The QA-QC program includes the blind insertion of certified reference standards and assay blanks at a frequency of approximately 1 per 20 normal samples as well as the submission of duplicate samples for verification of sampling and assay precision levels by an ISO 9001:2000 certified umpire laboratory. ALS Global Laboratory in Mendoza, Argentina prepared the samples for assaying and then forwarded the samples to ALS Global Laboratory in Lima, Peru for assay by standard fire assay methods.

Qualified Person

Amri Sinuhaji is the Technical Services Director – Mine Planning for the Company and is a Professional Engineer registered with the Association of Professional Engineers and Geoscientists of the Province of British Columbia (#48305) and a Qualified Person as defined by National Instrument 43-101- Standards of Disclosure for Mineral Projects. Mr. Sinuhaji has reviewed and approved the scientific and technical information contained in this news release and has verified the underlying data.

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with operations in Peru, Mexico and Argentina. Sustainability is integral to all our operations and relationships. We produce silver and gold and generate shared value over the long-term for our shareholders and stakeholders through efficient production, environmental protection and social responsibility. For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Silver Mines Inc.

Investor Relations:

Carlos Baca | T (Peru): +51.1.616.6060, ext. 0

Forward-looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release may include, without limitation, statements about the Company’s plans for its mines and mineral properties; the duration and impacts of COVID-19 on the Company’s production, workforce, business, operations and financial condition; the impact of the voluntary suspension of operations at the Caylloma Mine during July 2020; the Company’s anticipated performance in 2020; production forecasts, production cost estimates, and metal price estimates, metal grades, the estimated amount of ore on the leach pad at Lindero, the anticipated first gold pour in October 2020, the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; mineral resource and reserve estimates; production costs; timelines; the future financial or operating performance of the Company; expenditures; approvals and other matters. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; the impact of the COVID-19 pandemic on the Company’s mining operations and construction activities; the duration and impacts of COVID-19 on the Company’s production, workforce, business, operations and financial condition, and the risks relating to a global pandemic, which unless contained could cause a slowdown in global economic growth; the duration of any suspension of operations at the Company’s mines and the Lindero Project, the impact of the suspension of operations on production and the Company’ business operations and financial condition; changes in prices for gold, silver and other metals; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; changes to current estimates of mineral reserves and resources; changes to production and cost estimates; governmental and other approvals; changes in government, political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to the duration and impacts of COVID-19 on the Company’s production, workforce, business, operations and financial condition, and the risks relating to a global pandemic, which unless contained could cause a slowdown in global economic growth; the duration of any suspension of operations at the Company’s mines and the Lindero Project, the impact of the suspension of operations on production and the Company’ business operations and financial condition; the expected trends in mineral prices and currency exchange rates; the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that the reconciliation of mineral reserves at the Lindero Project remains consistent with the mineral reserve model; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Equivalent U.S. reporting requirements are currently governed by the United States Securities and Exchange Commission ("SEC") Industry Guide 7 (“Industry Guide 7”) under the U.S. Securities Act of 1933, as amended. Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC currently in effect under Industry Guide 7, and reserve and resource information contained in this news release may not be comparable to similar information disclosed by U.S. companies. In particular, the term "resource" does not equate to the term "reserves". Under the SEC's disclosure standards currently in effect under Industry Guide 7, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. While the SEC recognizes the reporting of mineral deposits which do not meet the Industry Standard Guide 7 definition of “reserve” as of February 25, 2019, the effective adoption of the Modernization of Property Disclosures for Mining Registrants, such rules are not required to be compiled with until the first fiscal year beginning on or after January 1, 2021. As a result, the SEC's disclosure standards currently in effect normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by U.S. standards in documents filed with the SEC. You are cautioned not to assume that resources will ever be converted into reserves. You should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. You should also not assume that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. You are cautioned not to assume that all or any part of an "inferred mineral resource" exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC's disclosure standards currently in effect under Industry Guide 7 normally only permit issuers to report mineralization that does not constitute "reserves" by such standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves" are also not the same as those of the SEC's disclosure standards currently in effect under Industry Guide 7, and reserves reported in compliance with NI 43-101 may not qualify as "reserves" under such SEC standards. Accordingly, information concerning mineral deposits set forth in this news release may not be comparable with information made public by companies that report in accordance with U.S. standards.